Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following article was released in connection with the transaction:

It Was Worth the Wait.

Team T-Nation Published:

February 25, 2020

The past few weeks ... ruled.

We’ve had a handful of recent reasons to celebrate our brand, our people,

our network, and a few steps forward. Here’s a wrap-up!

We’ll start with the big one: on December 26, court adjourned in our case brought by several state Attorneys General regarding the proposed merger with Sprint. And on Tuesday, February 11, U.S. District Judge Victor Marrero offered his decision, ruling in our favor with a 173-page opinion, which CEO John Legere was happy to clarify during the All-Employee Webcast held at our Tampa Customer Experience Center a few days later, “was not a cursory review.”

THE NEWS

Legere explained that in the ruling, the judge “said over and over again that the New T-Mobile will be great for consumers, and great for this country, and great for competition, and damn it, he’s right.”

It’s been two years’ worth of work since we announced our intent to merge, and along with DOJ and FCC approval, the favorable ruling in this case is one of the most significant milestones on our path to the New T-Mobile.

And since the ruling, we’ve taken an additional step in that direction — last Thursday, February 20, T-Mobile and Sprint announced that an amendment to the business combination agreement was complete! Among other things, the amendment is intended to provide the necessary time to close out remaining items.

“We’re going to have the scale, the size, and the capability,” Legere said, to offer “lower prices, more competition, and more innovation. It almost sounds like a fantasy. And for, for most people, it always was. The result is an Un-carrier with scale that nobody’s ever dreamt of. This network is going to be transformational.”

“We’re talking about the future of the company — but we have to remember that the future of the company is built on our present success, and any discussion about the New T-Mobile and what makes us different and how we’re going to succeed has to start with a discussion about why we win,” said Mike Sievert, President & COO. “ And it’s simple: we win because of our brand, our people, and our network. That’s it.”

OUR BRAND

“It’s a huge moment for us — to create a company with capabilities we never could have dreamed of, and customer benefits we never could have dreamed about,” Sievert said. “And before I talk about how we’ll do all that, I want to start by acknowledging what’s gone on while we’ve been planning this future, and what’s going on is this business. This team just keeps on executing beyond everyone’s expectations.”

It’s true — we’ll build the New T-Mobile on a foundation stacked with seven years of Un-carrier achievements. Less than a decade ago, we were a fourth contender so distant we didn’t register in many competitor conversations. Several Un-carrier moves later, we’ve changed the industry, launched the first (and only) nationwide 5G network, reported quarter after quarter of phenomenal results, and today WE are the company competitors call out by name.

OUR PEOPLE

There’s no question that the New T-Mobile will be an incredible place to work for ALL employees. That’s not just because we bring together two teams committed to success no matter their market position, but also thanks to the groundbreaking agreement signed last year with a coalition of six civil rights groups to expand our already nationally recognized diversity initiatives.

As our leaders opened the floor (and phones) for questions, one of the first came from an employee with six weeks of tenure, who asked SLT for their best new-hire advice.

“Bring your real self to work,” Sievert said. “I’d say this is truer today than it’s ever been … whether it’s Millennials and Gen Zs coming up, or whether it’s just the culture we live in, our customers can sniff out authenticity in 10 seconds, and so can our co-workers. And so to me, having a culture in this company where we’re comfortable being ourselves, where we’re confident in our own skin, where our love for our jobs comes through to our customers, and we support each other as co-workers — that would be my hope for you.”

“And by the way, dude,” Legere added, “It’s apparent that any of the things that we would tell you to do — you know, don’t take yourself too seriously, get out there and have fun, get with people you want to work with — you’re the first person at the mic, and you have a custom made [5G] t-shirt!”

OUR NETWORK

Sievert reiterated that with the spectrum and synergies of the New T-Mobile, we wouldn’t just be a bigger company – we’d be a better one. If the deal closes, we have the chance to make good on 5G For Good, and alongside our new colleagues, we can build a safer, more equitable, and more accessible world.

He compared the anticipated impact of 4G — faster page loads and picture messaging – with 4G’s actual effects: video calling, simple navigation, and every app and platform making today’s world something we hold in our hands. Sievert suggested that 5G would carry the same life-changing weight. With high capacity, low-latency networks, we could reduce carbon emissions by making telepresence viable, and make the world safer with autonomous cars – and that’s just a start.

“As we bring these companies together,” Sievert said, “there’s a chance for us to take part, with software and hardware innovators, in changing the world again. And to me, that’s the meaningful work we do.”

There was more exciting news on the network front recently, too – last week, 19-year T-Mobile veteran Abdul Saad joined our Senior Leadership team! T-Mobile’s new EVP & CTO supports Neville and leads our Network Technology team, who are already started on the “meaningful work” of 5G.

WHAT’S NEXT

In addition to advice for employees, SLT covered a few more critical items through Q&A. We learned that Legere doll (aka “that voodoo doll in the back”) would probably go. Legere himself is not retiring from the workforce (“This dog still knows how to hunt,” he said), but is thrilled by Sievert’s role as co-architect of the Un-carrier and promise as CEO, as well as the entire leadership team who’s built the company for the past several years.

Sievert confirmed that in areas with enough capacity, home internet is something we’re expecting to see. In fact, we’ve committed to the FCC that within three years of closing the merger, we’ll market in-home broadband service to at least 9.6 million eligible households – and at least 2.6 million of those will be in rural areas. He also shouted out the Metro team in the house — the “number one fastest growing prepaid business in the industry in Q4.” Though he answered many questions, he chose to keep the source of his jacket a mystery.

Legere announced that T-Mobile and Sprint together are working towards a close as early as April 1 and discussed some upcoming milestones. He advised to keep an ear out for mention of the 1974 Tunney Act, the secondary, independent review of the Department of Justice’s ruling. He confirmed that we are completing review from the California Public Utility Commission and was optimistic that the concern might be resolved within the time needed to meet an April 1 closing. And Legere acknowledged that appeals by the State Attorneys General who brought the suit are possible, but said our teams are optimistic about the outcome – and since that discussion, at least one State AG who initially filed suit announced that they will not seek such an appeal.

THANKS

“You know why we could do what we did, swearing that we’re going to do the right thing?” asked Neville Ray, President of Technology. “We have massive credibility as a business, and it’s because this win is every one of you. It’s your win, too. You’ve all built a business with us for the last seven years that we could not be more proud of.”

Thank you for every drop of hard work you’ve put in to get to this point. Many of you have pulled double duty preparing for this day – in some cases, for almost two years! What comes next hinges on that work, and we should be proud of our ability to get here AND to deliver along the way. As Neville closed, “this company is gonna blow your socks off. We’re here because of everything you guys have all done. We’ve all earned the right together to go after what’s gonna happen over the next five years. So, thank you for all of that.”

Celebrate with your colleagues, get ready for the next step, and remember – WE WON’T STOP!

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435),which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.